MARKETING ORGANIZATION AGREEMENT
COMMISSION SCHEDULE

EliteDesigns® II Variable Annuity (the “Contract”)

Marketing Organization:
(Broker/Dealer)

EFFECTIVE DATE OF COMMISSION SCHEDULE:

COMMISSIONS – This Commission Schedule is hereby made a part of and amends your selling agreement including, but not limited to, the SBL Variable Products Sales Agreement and/or Marketing Organization Agreement, as applicable (hereinafter called the “Agreement”), with Security Benefit Life Insurance Company and Security Distributors, Inc. (hereinafter jointly called "SBL"), and commissions payable hereunder are subject to the provisions contained in the Agreement and this Commission Schedule. Minimum Purchase Payments are as set out in the applicable prospectus and Contract. Commissions to a Marketing Organization are as follows:

1.
UP FRONT COMMISSIONS: The rate of commissions paid on Purchase Payments written by Marketing Organization is based on the issue age of the Owner (or of the Annuitant if the Contract is owned by a non-natural person) and when the Purchase Payment is applied as set forth in the table below.

	Owner Issue Age
Number of Months Measured from the Contract Date	0–80	81–90
0 - 6 months	1.00%	0.00%
7 – 12 months and thereafter	0.00%	0.00%

*No Commission will be paid on Purchase Payments made that are less than the minimum specified in the applicable prospectus and Contract.

2.
ASSET-BASED COMMISSIONS: SBL will also pay an asset-based commission as of the end of each calendar month. The amount of the asset-based commission is equal to 1/12 of the applicable percentage set forth in the table below times the aggregate Contract Value of those Contracts sold for which Marketing Organization is the broker of record and that satisfy the other conditions below. On an annual basis, the asset-based commission is equal to the amount set forth in the table below. No asset-based commission will be paid on Contracts that have annuitized under a life contingent annuity option. An Annuitization Fee may be available as discussed in paragraph 6.

	Owner Issue Age
Number of Months Measured from the Contract Date	0-80	81-90
0 –12 months	0.00%	1.00%
13 months and thereafter	1.00%	1.00%

3.
TRANSFER OF SBL CONTRACT VALUES (INTERNAL EXCHANGES): SBL does not encourage exchanges; however, there may be times that another SBL product may better meet your client’s current needs. As a result, we may agree to compensate you for assisting your clients in reevaluating their financial needs and making an exchange to a Contract. Any such agreement shall be set forth in a separate written agreement between SBL and Marketing Organization and in the absence of such separate written agreement, no compensation shall be paid on such an exchange

4.	CONTRACT DATE: For the purpose of this Commission Schedule, the term "Contract Date" shall be the date the first Purchase Payment is credited to the Contract.

5.
DEATH BENEFIT APPLIED TO ANNUITY OPTION: In the event that a beneficiary of a Contract under this Commission Schedule applies the death benefit to one of the annuity options under the Contract, no commission will be payable upon such application. An Annuitization Fee may be available as discussed in paragraph 6.

6.
ANNUITIZATION: An Annuitization Fee will be paid to a Marketing Organization who secures from the Contract Owner (or his or her beneficiary) the proper forms and information to commence an immediate life contingent annuity option under the Contract and significantly assists the client and SBL in such settlement. The Annuitization Fee will be equal to 4% of the amount applied to a fixed life contingent annuity option and 2% of the amount applied to a variable life contingent annuity option.

7.
COMMISSION CHARGEBACK PROVISIONS: No Commission chargebacks are applicable to any death claims. In the event of a full or partial withdrawal during the first 12 months of a Contract, SBL will charge back 100% of up front commissions paid in connection with the Contract. SBL will charge back 100% of commissions in the event of a free look surrender.

8.
CHANGE OF COMMISSION SCHEDULE: Notwithstanding any other provision of the Agreement to the contrary, the following provisions shall apply. SBL reserves the right at any time, with or without notice, to change, modify or discontinue the commissions, asset-based commissions or any other compensation payable under this Commission Schedule.

9.
CHANGE OF DEALER: A Contract Owner shall have the right to designate a new marketing organization, or terminate a marketing organization without designating a replacement, by sending written notice of such designation or termination to SBL. Upon written notice to SBL by the owner of the designation of a new marketing organization, all the commissions and asset-based commissions shall be payable to the new marketing organization. Upon written notice to SBL by the Contract Owner of termination of Marketing Organization, without designating a new marketing organization, SBL shall cease paying commissions and asset based commissions to Marketing Organization.

THIS COMMISSION SCHEDULE replaces any previous Commission Schedule for the Variable Annuity Contract listed above as of the Effective Date set forth above.

SECURITY DISTRIBUTORS, INC.		SECURITY BENEFIT LIFE INSURANCE COMPANY

By:	MICHAEL K. REIDY	By:	KEVIN WATT

Title:	President	Title:	Vice President, Business Development